SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Rule 14d-101

SOLICITATION/RECOMMENDATION STATEMENT

Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 1)

SEMITOOL, INC.

(Name of Subject Company)

SEMITOOL, INC.

(Name of Person(s) Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

816909105

(CUSIP Number of Class of Securities)

Richard Hegger

Vice President, General Counsel and Secretary

Semitool, Inc.

655 West Reserve Drive

Kalispell, MT 59901

(406) 758-7534

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Marcus J. Williams, Esq.

Davis Wright Tremaine LLP

1201 Third Avenue Suite 2200

Seattle, Washington 98101

(206) 622-3150

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 originally filed by Semitool, Inc., a Montana corporation (“Semitool”), with the Securities and Exchange Commission (“SEC”) on November 19, 2009 (as amended, the “Statement”). Capitalized terms used but not defined herein have the meanings set forth in the Statement. Except as specifically noted herein, the information set forth in the Statement remains unchanged.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

(a)	The Company, its Executive Officers, Directors or Affiliates

The following table amends and replaces in its entirety the table set forth in the Statement as filed on November 19, 2009 regarding the amount of cash consideration each executive officer and director will receive pursuant to the Offer assuming the Shares beneficially owned by each of Semitool’s executive officers and directors (excluding unvested restricted Shares and Shares underlying stock options) are tendered pursuant to the Offer and those Shares are accepted for purchase and purchased by Purchaser.

Name	Number of Shares Owned(1)	Consideration
Raymon F. Thompson(2)	9,685,918	$106,545,098
Howard E. Bateman	13,250	$145,750
Donald P. Baumann	1,250	$13,750
Daniel J. Eigeman	15,050	$165,550
Charles P. Grenier	3,250	$35,750
Steven C. Stahlberg	1,400	$15,400
Steven R. Thompson(3)	7,000	$77,000
Timothy C. Dodkin	16,255	$178,805
Richard Hegger	1,310	$14,410
Larry E. Murphy	28,813	$316,943
Herbert Oetzlinger	3,250	$35,750
Klaus H. Pfeifer(4)	4,863	$53,493
Richard P. Schuster	—	—
Paul M. Siblerud	2,418	$26,598
Larry A. Viano	7,650	$84,150
James L. Wright	14,575	$160,325

(1)	Share ownership figures as of November 16, 2009.
(2)	Excludes 160,000 Shares held in the name of the Floyd Foundation Trust, of which Mr. R. Thompson is the trustee.
(3)	Mr. S. Thompson is the custodian for 7,000 Shares held in the name of four minor children.
(4)	Mr. Pfeifer is the custodian for 663 Shares held in the name of two minor children.

Item 8.	Additional Information.

Item 8 of Schedule 14D-9 is hereby amended by replacing the second paragraph under the caption “Antitrust” on page 31 with the following paragraph:

Under the HSR Act, the purchase of the Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Applied as the ultimate parent of Purchaser of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request for additional information or documentary material prior to that time. On November 17, 2009 and November 18, 2009, Applied and Semitool, respectively, filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with Purchaser’s purchase of the Shares in the Offer and the Merger. On December 2, 2009, Applied voluntarily withdrew its notification and has informed Semitool that it has re-filed the notification with the FTC and the Antitrust Division on December 4, 2009, in order to begin a new waiting period under the HSR Act and provide the FTC and the Antitrust Division with additional time to review Applied’s acquisition of Semitool. Since the required waiting period commences with respect to the Offer and the Merger on the date of the filing of the required information and documentary material by Applied, we expect that the required waiting period will expire at 11:59 p.m., Eastern Standard Time, on December 21, 2009, unless earlier terminated by the FTC and the Antitrust Division or Purchaser receives a request for additional information of documentary material prior to that time. The Offer is currently scheduled to expire prior to the end of the waiting period. If, as of the Expiration Date of the Offer, the waiting period has not been earlier terminated by the FTC and the Antitrust Division, Applied has informed us that Purchaser expects to extend the Offer so that it expires concurrently with or after the waiting period. However, if before the end of the 15 calendar day waiting period, either the FTC or the Antitrust Division issues a request for the additional information or documentary material from Applied, the waiting period with respect to the Offer and the Merger will be extended for an additional period of ten calendar days following the date of Applied’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order or with Applied’s consent. The FTC or the Antitrust Division may terminate the additional ten calendar day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time.

Item 8 of Schedule 14D-9 is further amended by replacing the first paragraph under the caption “Other Foreign Competition Law Filings” on page 32 with the following paragraph:

Under German merger control law, the purchase of Shares in the Offer may not be completed until the earlier of (i) the expiration of a one-month waiting period following the Federal Cartel Office’s (the “FCO”) receipt of a complete filing by Applied, during which no decision is made by the FCO to enter into an in-depth investigation (Hauptprüfverfahren) of the transaction or (ii) receipt of clearance of the transaction by the FCO. Applied filed a merger control notification with the FCO on November 18, 2009. On December 4, 2009, Applied received clearance from the FCO with respect to the Offer and the Merger.

Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following subsection immediately before the subsection thereof entitled “Cautionary Note Regarding Forward-Looking Statements”:

Litigation

On or about November 19, 2009, November 30, 2009 and December 4, 2009, three purported class action lawsuits related to the Offer and the Merger, captioned Stationary Engineers Local 39 Pension Trust Fund vs. Semitool, Inc., et al. (Cause No. DV-09-1461(B)), Stern vs. Thompson, et al. (Cause No. DV-09-1513(C)), and Marvel v. Thompson, et al., (Cause No. DV-09-1526(B)) respectively, were filed in the Montana Eleventh Judicial District Court, County of Flathead, against Semitool, each of Semitool’s directors, Applied and Purchaser. Plaintiff in the first action filed a motion for expedited proceedings on November 23, 2009 and plaintiff in the second action filed a motion for expedited proceedings on December 1, 2009, in each case requesting, among other things, that the Court schedule a hearing on plaintiff’s proposed motion for a preliminary injunction prior to December 17, 2009, the currently scheduled Expiration Date of the Offer. Plaintiff in the Stationary Engineers Local action filed an amended complaint on or about November 25, 2009, and a hearing on the motion for expedited proceedings in that action has been scheduled for December 9, 2009.

The actions, each brought by a purported shareholder of Semitool, seek certification of a class of all holders of Semitool common stock (except the defendants and their affiliates) and allege, among other things, that Semitool’s directors breached their fiduciary duties by, among other things (i) failing to maximize shareholder value; (ii) securing benefits for certain defendants at the expense or to the detriment of Semitool’s public shareholders; (iii) discouraging and/or inhibiting alternative offers to purchase control of Semitool or its assets; and (iv) failing to disclose material non-public information, and that Applied aided and abetted such alleged breaches. The actions seek, among other things, injunctive relief enjoining the defendants from consummating the Offer and the Merger and damages, as well as recovery of the costs of the action, including reasonable attorneys’ and experts’ fees. Semitool believes the claims alleged against it in the actions to be without merit and intends to defend against them vigorously. In addition, Applied has informed us that it also believes the allegations against it in the actions to be without merit, and that it intends to defend against the claims vigorously.

The foregoing description of these lawsuits is qualified in its entirety by reference to the complaints related thereto, which are filed as Exhibits (a)(12), (a)(13), (a)(14) and (a)(16) to the Schedule 14D-9 and are incorporated herein by reference.

Item 9.	Material to be Filed as Exhibits.

Item 9 of the Schedule 14D-9 is hereby supplemented by adding the following exhibits:

Exhibit	Item

(a)(12)	Complaint captioned Stationary Engineers Local 39 Pension Trust Fund vs. Semitool, Inc., et al. (Cause No. DV-09-1461(B)) filed on November 19, 2009, in the Montana Eleventh Judicial District Court, County of Flathead. (incorporated herein by reference to Exhibit (a)(10) to the Amendment No. 1 to Schedule TO of Applied and Purchaser filed on November 24, 2009).

(a)(13)	Amended complaint captioned Stationary Engineers Local 39 Pension Trust Fund vs. Semitool, Inc., et al. (Cause No. DV-09-1461(B)) filed on November 23, 2009, in the Montana Eleventh Judicial District Court, County of Flathead (incorporated herein by reference to Exhibit (a)(11) to the Amendment No. 2 to Schedule TO of Applied and Purchaser filed on December 2, 2009).

(a)(14)	Complaint captioned Stern vs. Thompson, et al. (Cause No. DV-09-1513(C)) filed on November 30, 2009, in the Montana Eleventh Judicial District Court, County of Flathead. (incorporated herein by reference to Exhibit (a)(12) to the Amendment No. 2 to Schedule TO of Applied and Purchaser filed on December 2, 2009).

(a)(15)	Press release issued by Applied Materials, Inc. on December 2, 2009 (incorporated herein by reference to Exhibit (a)(13) to the Amendment No. 2 to Schedule TO of Applied and Purchaser filed on December 2, 2009).

(a)(16)	Complaint captioned Marvel vs. Thompson, et al. (Cause No. DV-09-1526(B)) filed on December 4, 2009, in the Montana Eleventh Judicial District Court, County of Flathead. (incorporated herein by reference to Exhibit (a)(15) to the Amendment No. 3 to Schedule TO of Applied and Purchaser filed on December 7, 2009).

[Signature Page Follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SEMITOOL, INC.

/s/ Larry A. Viano
Larry A. Viano Chief Financial Officer

Dated: December 7, 2009